                                                                    Exhibit 99.2

FOR IMMEDIATE RELEASE


                                                   January 18, 2000
                                                   For more information contact:
                                                   Erin Ibele - (419) 247-2800
                                                   Ed Lange - (419) 247-2800


                        HEALTH CARE REIT, INC. ANNOUNCES
                         INCREASE IN QUARTERLY DIVIDEND

Toledo, Ohio, January 18, 2000...HEALTH CARE REIT, INC. (NYSE/HCN) announced today that the Board of Directors voted to declare a dividend for the quarter ended December 31, 1999 of $0.58 per share as compared to $0.56 per share for the same period in 1998.

The dividend is a one-half cent increase from the dividend paid for the third quarter of 1999 and represents the 115th consecutive dividend payment. The dividend will be payable February 21, 2000 to shareholders of record on February 1, 2000.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1999, the company had investments in 238 health care facilities in 34 states and had total assets of approximately $1.3 billion.

    For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN,
                or visit the company's website at www.hcreit.com
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